Exhibit 12.1

C&J Energy Services, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except ratios)
Earnings:
Income before taxes	$277,429	$107,718	$114,502	$(1,171,635)	$(1,073,299)
Less: Equity (earnings) loss	—	160	(471)	(500)	5,663
Add: Fixed charges	7,163	9,672	13,140	86,659	160,790

Adjusted Earnings	$284,592	$117,550	$127,171	$(1,085,476)	$(906,846)

Fixed Charges:
Interest expense	$5,051	$6,565	$9,845	$82,145	$157,708
Interest in rent expense	2,112	3,107	3,295	4,514	3,082

Fixed Charges	$7,163	$9,672	$13,140	$86,659	$160,790

Ratio of Earnings to Fixed Charges(a)	39.73x	12.15x	9.68x	—	—

(a)	For the years ended December 31, 2015 and 2016, our earnings were insufficient to cover fixed charges by $1.2 billion and $1.1 billion, respectively.